EXHIBIT 5

To announce the Board’s major resolutions

Date of events: 2012/02/21

Contents:

1.Date of occurrence of the event:2012/02/21

2.Company name: Chunghwa Telecom

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The 13th meeting of the 6th term board of directors approved the appointment of new positions as follows:

(1)Recommend Tzu-Han Huang(黃子漢), Executive Vice President & Manager of Northern Taiwan Business Group to serve as the President of Huada Digital Corporation and appoint Yuan-Kuang Tu (涂元光), President of Telecom Laboratories(電信研究所所長) to replace the position of Executive Vice President & Manager of Northern Taiwan Business Group.

(2)Appoint Feng-Yue Hung (洪豐玉), President of Telecom Training Institute (電信訓練所所長) to replace the position of President of Telecom Laboratories.

(3)Appoint Shyang-Yih Chen(陳祥義), Executive Vice President & Manager of Data Communications Business Group to replace the position of President of Telecom Training Institute. (電信訓練所所長)

(4)Appoint Fu-kuei Chung(鍾福貴), Vice Manager of the Data Communications Business Group to replace the position of Executive Vice President & Manager of Data Communications Business Group.

6.Countermeasures:None

7.Any other matters that need to be specified: None